Filed by UnitedHealth Group Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                    Subject Company: Oxford Health Plans, Inc.
                                                 Commission File No. 001-16437




N E W S   R E L E A S E


                                                      [UnitedHealth Group Logo]





Contact:            John Penshorn
                    Director of Capital Markets
                    Communications & Strategy
                    952-936-7214

                    Mark Lindsay
                    Director of Public
                    Communications & Strategy
                    952-992-4297


(For Immediate Release)

           UNITEDHEALTH GROUP SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
                           OXFORD HEALTH PLANS, INC.

            o Expands and Enhances Customer Products and Services
            o Strengthens Position in Significant Growth Markets
            o Improves Affordability Through Cost Efficiencies and Technology
            o Transaction Immediately Additive to 2005 Earnings Per Share

Minneapolis, Minnesota (April 26, 2004) - UnitedHealth Group (NYSE: UNH) and Oxford Health Plans, Inc. (Oxford) (NYSE: OHP) announced today that they have signed a definitive agreement under which UnitedHealthcare, a wholly owned subsidiary, will merge with Oxford. Oxford serves and provides health care and benefit services for approximately 1.5 million people, principally in New York City, northern New Jersey and southern Connecticut.

Completion of the acquisition, subject to regulatory approvals, approval by Oxford shareholders and other customary conditions, is expected during the fourth quarter of 2004. Under the terms of the agreement, Oxford shareholders will receive UnitedHealth Group stock at a fixed exchange ratio of 0.6357 shares for each Oxford share, plus $16.17 in cash per Oxford share. The total consideration for the transaction is a combination of approximately 54.7 million shares and $1.4 billion in cash, not including the effective benefit of Oxford's cash of approximately $200 million in excess of debt and capital requirements. This mix of equity and cash preserves the current balanced capital structure of UnitedHealth Group.

UnitedHealth Group Chairman and CEO William W. McGuire, MD, commented that "this business combination provides the basis for significantly advancing the breadth and quality of health care services available to people in the tri-state region, and seeks to enhance our ability to work effectively and efficiently with key physicians and care providers within this large and diverse community. Those advances should produce greater access and affordability." McGuire added that "this merger with Oxford brings together their exceptionally focused local capabilities and UnitedHealth Group's national access, specialized centers of excellence Premium Networks, market-leading technologies and data sources, diverse specialized products and services, and unique offerings to seniors. The combined companies will have the scale and resources to more fully advance services on behalf of the broad client base within the tri-state area, as well as their related business affiliates across the country."

"This merger will enhance our capabilities, strengthen our product offerings and build on the leadership of the Oxford brand in the tri-state region, said Charles Berg, president and CEO of Oxford. "The joining together of our two highly complementary organizations will provide important benefits to the people and communities we serve and allow us to leverage important new business opportunities. The combination will diversify our customer portfolio and enable us to better address the needs of consumers, our care providers and other key constituencies by offering enhanced flexibility, efficiencies and service. The key to Oxford's success has always been our exceptional people and relationships, and we are excited about expanding our ability to deliver quality and affordable health care in the tri-state area."

Robert Sheehy, UnitedHealthcare CEO, stated, "Oxford's brand and reputation will significantly expand our presence in the northeastern markets. We will retain the Oxford brand and operations, and the combined tri-state business will continue under the leadership of Chuck Berg. We have immense respect for Oxford management and employees, the company they have become, and the quality of services they provide to this important marketplace. All of us look toward a future built around growth through superior products, high quality services and greater affordability."

Tracy Bahl, CEO of Uniprise, UnitedHealth Group's business dedicated to serving large, multisite employers, added that "we look forward to bringing the unique health system access that Oxford offers to the 43 large, multisite, employers based in the tri-state area that we currently serve, as well as the opportunity to present our joint capabilities to the nearly 50 Fortune 500 employers headquartered in the region and with whom we have no current relationship. In addition, we are excited about presenting our combined resources and capabilities to the many large employers that are headquartered elsewhere and have significant employment bases in the tri-state area."

UnitedHealth Group anticipates the acquisition will be immediately accretive to earnings per share upon closing, adding earnings at an annual rate of $0.16 per share, excluding first year operational synergies of at least $80 million to $100 million. The earnings from accretion and operational synergy will be additive to the UnitedHealth Group current expectation of 15 percent or greater growth in earnings per share in 2005 and will be included in the Company's forward financial projections after the transaction is closed.

Conference Call
---------------

Dr. McGuire, Charles Berg, and members of senior management from both companies will further discuss the strategic and financial aspects of this combination in a public conference call this afternoon. Details are as follows:

Time:                      5:00 p.m. Eastern Daylight Time
Domestic Dial-in:          800-515-2563
International Dial-in:     706-679-5262
Pass Code:                 None

The conference call meeting will be broadcast live on UnitedHealth Group's Web site at www.unitedhealthgroup.com. A replay will be available beginning at 8:00 pm Eastern Daylight Time on April 26 until 12:00 am Eastern Daylight Time on April 28. The replay can be accessed by dialing 800-642-1687 (domestic) or 706-645-9291 (international) and using pass code 7109024.

About UnitedHealth Group
------------------------

UnitedHealth Group (www.unitedhealthgroup.com) is a diversified Fortune 100 company that provides a broad spectrum of resources and services to help people achieve improved health and well-being through all stages of life. UnitedHealth Group offers products and services through six operating businesses: UnitedHealthcare, Ovations, AmeriChoice, Uniprise, Specialized Care Services and Ingenix. Through its family of businesses, UnitedHealth Group serves more than 55 million individuals nationwide.


About Oxford Health Plans, Inc.
-------------------------------

Founded in 1984, Oxford Health Plans, Inc. provides health plans to employers and individuals primarily in New York, New Jersey and Connecticut, through its direct sales force, independent insurance agents and brokers. Oxford's commercial insured products and services include traditional health maintenance organizations, preferred and exclusive provider organizations, point-of-service plans and consumer-directed health plans. The Company also offers Medicare plans and third-party administration of employer-funded benefits plans. More information about Oxford Health Plans, Inc. is available at www.oxfordhealth.com.

Important Merger Information
----------------------------

In connection with the proposed transactions, UnitedHealth Group and Oxford intend to file relevant materials with the Securities and Exchange Commission
(SEC), including one or more registration statement(s) that contain a prospectus and proxy statement. Because those documents will contain important information, holders of Oxford common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and Oxford with the SEC) at the SEC's Web site, www.sec.gov, and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of Oxford and their ownership of Oxford common stock is set forth in the proxy statement for Oxford's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


Forward-Looking Statements
--------------------------

This news release may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

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